Investor

RECEIVED

2005 MAR 21 P 3:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05006706

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

March 14, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

Stockholm, March 8, 2005

Today, Investor has informed the Securities and Exchange Commission (SEC) in the U.S. that Investor's share of the voting rights and capital in ABB has changed after the divestment of 16,741,000 shares in ABB.

After the divestment, Investor's holding in ABB amounts to 187,374,142 shares corresponding to 9.2 percent of the company, based on the SEC's calculation method, and 9.0 percent of the company in accordance with Swiss regulations.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.